December 23, 2009

U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention:	H. Christopher Owings, Assistant Director
Christopher Chase, Attorney-Advisor

RE:	Central Hudson Gas & Electric Corporation
Registration Statement on Form S-3 (Reg. No. 333-163248)

Gentlemen:

Enclosed herewith for filing is Amendment No. 1 (the “Amendment”) to the Form S-3 Registration Statement of Central Hudson Gas & Electric Corporation (“Central Hudson”) referenced above.  The Amendment is being filed in response to your comment letter dated December 15, 2009.  Responses to each of your comments, with the text of each comment, is set forth below.

Registration Statement on Form S-3

General

1.	Please revise your cover page to indicate by check mark whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Refer to Form S-3.

The cover page of the Amendment has been revised to indicate by check mark that Central Hudson is a non-accelerated filer.

2.
We note your disclosure on page 38 of your Form 10-Q for the quarterly period ended September 30, 2009 that on September 9, 2009, Moody’s downgraded your senior unsecured debt and issuer ratings to ‘A3’ from ‘A2’.  Considering that this registration statement relates to debt securities, please disclose this downgrade, including Moody’s stated reasons for the downgrade.

We have added a new section to the prospectus included in the Amendment entitled “Recent Developments” that discloses the downgrade in the Moody’s ratings, including Moody’s stated reasons for the downgrade.

Exhibit 5.1 Opinion Regarding Legality

3.
We note that counsel’s legal opinion states that it is limited to the facts as of the date of the opinion and that counsel undertakes no obligation to update the opinion.  Please have counsel revise their opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Counsel has provided a revised legal opinion (a copy of which is attached as Exhibit 5 to the Amendment) stating that they have no obligation to update the opinion after the date of effectiveness.

In responding to these questions Central Hudson acknowledges that:

❖	Central Hudson is responsible for the adequacy and accuracy of the disclosure in the filing;

❖	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

❖	Central Hudson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please contact me at (845) 486-5566.

Sincerely,

John E. Gould, Corporate Secretary

cc:  David A. Neuhardt